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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 10)


                    Larson Davis Incorporated
                        (Name of Issuer)


                  Common Stock, Par Value $0.001
                  (Title of Class of Securities)


                           517310-10-8
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                    SCHEDULE 13G


CUSIP No.   517310-10-8                                    Page 2 of 6 Pages


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Larry J. Davis


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /__/
                                                       (b) /__/


3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION


                      5   SOLE VOTING POWER

                          *298,093 (Includes options to acquire 190,000 shares)


   NUMBER OF          6   SHARED VOTING POWER
    SHARES
  BENEFICIALLY            472,162
   OWNED BY
     EACH             7   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                *298,093 (Includes options to acquire 190,000
     WITH                 shares)


                      8   SHARED DISPOSITIVE POWER

                          472,162


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   *770,255 (Includes options to acquire 190,000 shares)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES  (See Instructions)  /__/

   Not Applicable


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.9%


12 TYPE OF REPORTING PERSON  (See Instructions)

   IN



*Includes 72,000 shares held of record by reporting person for the benefit of his minor children. Reporting person disclaims beneficial ownership of such shares.



CUSIP No.   517310-10-8                                    Page 3 of 6 Pages


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Cheryl C. Davis


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /__/
                                                       (b) /__/


3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION


                      5   SOLE VOTING POWER

                          0


   NUMBER OF          6   SHARED VOTING POWER
    SHARES
  BENEFICIALLY            472,162
   OWNED BY
     EACH             7   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                0
     WITH
                      8   SHARED DISPOSITIVE POWER

                          472,162


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   472,162


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES  (See Instructions)  /__/

   Not Applicable


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   3.6%


12 TYPE OF REPORTING PERSON  (See Instructions)

   IN


Item 1(a)  Name of Issuer:

           Larson Davis Incorporated

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1681 West 820 North
           Provo, Utah 84601

Item 2(a)  Name of Person Filing:

           Larry J. Davis
           Cheryl C. Davis

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           1681 West 820 North
           Provo, Utah 84601

Item 2(c)  Citizenship:

           U.S.A.

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

           517310-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)  /__/  Broker or Dealer registered under Section 15 of the Act

           (b) /__/   Bank as defined in section 3(a)(6) of the Act

           (c) /__/ Insurance Company as defined in section 3(a)(19) of the Act

           (d) /__/ Investment Company registered under section 8 of the Investment Company Act

           (e) /__/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) /__/ Employee Benefit Plan, Pension Fund which is subject to Act of 1974 or Endowment Fund;
                      see Section 240.13d-1(b)(1)(ii)(F)

           (g) /__/ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

           (h) /__/   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                      Not Applicable

Item 4.  Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:  Larry:   *770,255 (Includes options to
                                          acquire 190,000 shares)
                                 Cheryl:  472,162

(b)  Percent of Class:  Larry:  5.9%
                        Cheryl: 3.6%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:  Larry:
                                                      *298,093 (Includes
                                                      options to acquire
                                                      190,000 shares)
                                                      Cheryl:  0

     (ii)  shared power to vote or to direct the vote:  Larry:   472,162
                                                        Cheryl:  472,162

     (iii) sole power to dispose or to direct the disposition of:  Larry:
                                                                   *298,093
                                                                   (Includes
                                                                   options to
                                                                   acquire
                                                                   190,000
                                                                   shares)
                                                                   Cheryl:  0

     (iv)  shared power to dispose or to direct the disposition of:  Larry:
                                                                     472,162
                                                                     Cheryl:
                                                                     472,162



Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/

Instruction:  Dissolution of a group requires a response to this item.

              This report is filed to indicate Cheryl C. Davis is no longer the beneficial owner of more than five percent of the class of securities. Mr. Davis remains a five percent owner.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

              Not Applicable

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

             Not Applicable



*Includes 72,000 shares held of record by reporting person for the benefit of his minor children. Reporting person disclaims beneficial ownership of such shares.


Item 8.   Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

             Not Applicable

Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

             Not Applicable

Item 10. Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):


     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                 February 12, 1999                 /s/ Larry J. Davis
                       Date                       Signature


                                                  Larry J. Davis
                                                  Name/Title



                 February 12, 1999                 /s/ Cheryl C. Davis
                       Date                       Signature


                                                  Cheryl C. Davis
                                                  Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)